SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes     No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes     No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated April 29, 2005, containing the Registrant’s results of operations for the three months ended March 31, 2005.

Exhibit 99.2:	Press announcement, dated April 29, 2005, relating to the Registrant’s receipt of a waiver from The Stock Exchange of Hong Kong Limited with respect to the requirement to employ a qualified accountant on a full-time basis.

Exhibit 99.3:	Press announcement, dated May 3, 2005, relating to the establishment of a testing and assembly facility in Chengdu, China pursuant to joint venture arrangements between the Registrant and United Test and Assembly Center Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: May 3, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated April 29, 2005, containing the Registrant’s results of operations for the three months ended March 31, 2005.

Exhibit 99.2:	Press announcement, dated April 29, 2005, relating to the Registrant’s receipt of a waiver from The Stock Exchange of Hong Kong Limited with respect to the requirement to employ a qualified accountant on a full-time basis.

Exhibit 99.3:	Press announcement, dated May 3, 2005, relating to the establishment of a testing and assembly facility in Chengdu, China pursuant to joint venture arrangements between the Registrant and United Test and Assembly Center Ltd.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31 2005

•	The Company today announced its unaudited consolidated results of operations for the three months ended March 31, 2005. Sales decreased 14.7% in the first quarter of 2005 to $248.8 million from $291.8 million in the prior quarter. Capacity increased to 131,172 8-inch equivalent wafers per month. Utilization rate decreased to 85% in the first quarter of 2005 from 95% in the prior quarter. Gross margins of 3.4% in 1Q05 from 20.3% in 4Q04. Net loss of $30.0 million in 1Q05 compared to a loss of $11.2 million in 4Q04.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on April 29, 2005 in relation to its unaudited results for the three months ended March 31, 2005.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as the Company made the press release reproduced below.

Set out below is a copy of the full text of the press release made in the United States by the Company on April 29, 2005 in relation to its unaudited results for the three months ended March 31, 2005.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

SMIC REPORTS 2005 FIRST QUARTER RESULTS

Highlights

•	Sales of $248.8 million in 1Q05, down 14.7% from $291.8 million in 4Q04.

•	Capacity increased to 131,172 8-inch equivalent wafers per month.

•	Utilization rate of 85% in 1Q05 from 95% in 4Q04.

•	Gross margins of 3.4% in 1Q05 from 20.3% in 4Q04.

•	Net loss of $30.0 million in 1Q05 compared to a loss of $11.2 million in 4Q04.

Shanghai, China – April 29, 2005. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2005. Sales decreased 14.7% in the first quarter of 2005 to $248.8 million from $291.8 million in the prior quarter. The Company reported an increase in capacity to 131,172 8-inch equivalent wafers per month and a utilization rate of 85% in the first quarter of 2005. Gross margins were 3.4% in the first quarter of 2005 compared to 20.3% in the fourth quarter of 2004. Net loss increased to $30.0 million in the first quarter of 2005 compared to a loss of $11.2 million in the fourth quarter of 2004.

“Our revenues were in line with expectations, down 15% in 1Q05, mainly due to industry softness and a generally tough pricing environment for foundries,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “However, we are encouraged by the 11.6% increase quarter on quarter for the 0.18 micron and below technologies due in part to our successful qualification and shipment of our first customer product from Fab 4, our first 12-inch fab. With a reduction in our customers’ inventory levels in the first quarter, we are beginning to see improved customer demand for the second half of the year. This trend in conjunction with the execution of our business strategy should lead to improvements in our business environment.”

Conference call/Webcast announcement details

Date: April 29, 2005

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-786-4501 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2005 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, and ISO14001 certifications. For additional information, please visit http://www.smics.com/.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619

Hermine Wong

Investor Relations Department

Tel: 86-21-5080-2000, ext. 16198

Fax: 86-21-5080-3619

Summary:

Amounts in US$ thousands, except for percentages, EPS and operating data

	1Q05	4Q04	QoQ	1Q04	YoY
Sales	248,808	291,842	-14.7%	186,937	33.1%
Cost of sales	240,277	232,725	3.2%	126,781	89.5%
Gross profit	8,531	59,117	-85.6%	60,156	-85.8%
Operating expenses	30,505	82,505	-63.0%	33,313	-8.4%
Income (loss) from operations	(21,974)	(23,388)	6.0%	26,843	—
Other income (expenses)	(8,012)	12,358	—	609	—
Net income (loss) after income taxes	(29,995)	(11,216)	-167.4%	27,452	—
Deemed dividend on preference shares	—	—	—	(18,839)	—
Income (loss) attributable to holders of ordinary shares	(29,995)	(11,216)	-167.4%	8,613	—

Gross margin	3.4%	20.3%		32.2%
Operating margin	-8.8%	-8.0%		14.4%

Basic EPS – per ordinary share(1)	$(0.0017)	$(0.0006)		$0.0033
Basic EPS – per ADS	$(0.0831)	$(0.0311)		$0.1630
Diluted EPS – per ordinary share	$(0.0017)	$(0.0006)		$0.0005
Diluted EPS – per ADS	$(0.0831)	$(0.0311)		$0.0273

Wafers shipped (in 8” wafers)(2)	284,912	303,796	-6.2%	174,325	63.4%
Blended ASP	$829	$917	-9.6%	$1,008	-17.8%
Logic ASP(3)	$967	$1,020	-5.2%	$1,081	-10.5%
Capacity utilization	85%	95%		99%

Note:

(1)	Based on weighted average ordinary shares of 18,054 million in 1Q05, 18,006 million in 4Q04 and 2,641 million in 1Q04
(2)	Including copper interconnects
(3)	Excluding copper interconnects

•	Sales decreased to $248.8 million in 1Q05, down 14.7% QoQ from $291.8 million in 4Q04 and up 33.1% YoY from $186.9 million in 1Q04. Key factors leading to these decreases were the following:

•	decreased 8-inch equivalent wafer shipments to 284,912, down 6.2% QoQ from 303,796 in 4Q04; and

•	decreased blended ASP of $829, down 9.6% QoQ from $917.

•	Cost of sales increased to $240.3 million in 1Q05 from $232.7 million in 4Q04, primarily due to the increase in depreciation expenses and an inventory write-down as a result of declining estimated market value of approximately $8.9 million in 1Q05 compared to $3.8 million in 4Q04.

•	Gross profit decreased to $8.5 million in 1Q05, down 85.6% QoQ from $59.1 million in 4Q04 and down 85.8% YoY from $60.2 million in 1Q04.

•	Gross margins decreased to 3.4% in 1Q05 from 20.3% in 4Q04, primarily due to the decrease in wafer production, the increase in depreciation expenses, and a lower blended ASP, which was the result of the DRAM pricing declines and industry softness.

•	R&D expenses decreased to $17.9 million in 1Q05, down 34.6% QoQ from $27.4 million in 4Q04, primarily due to non-recurring start up costs associated with Fab 4 (Beijing) being classified as research and development in 4Q04. Those R&D expenses have subsequently been classified in cost of sales upon commencement of Fab 4 commercial production in 1Q05.

•	G&A expenses decreased to $6.6 million in 1Q05, down 74.1% QoQ from $25.5 million in 4Q04, primarily due to foreign exchange gains of $3.6 million in 1Q05 compared to losses of $11.3 million in 4Q04 relating to operating activities, and decreases in legal fees and bad debt provision.

•	Income (loss) from operations improved to a loss of $22.0 million in 1Q05 from a loss of $23.4 million in 4Q04 and decreased from a gain of $26.8 million in 1Q04.

•	Other non-operating income (loss) decreased to a loss of $8.0 million in 1Q05 from gains of $12.4 million in 4Q04, primarily due to foreign exchange losses of $2.3 million in 1Q05 compared to gains of $13.3 million in 4Q04 relating to non-operating activities resulting from financing or investment transactions, and the increase in interest expenses of $3.1 million to $7.7 million in 1Q05 from $4.6 million in 4Q04.

•	Net foreign exchange gain of $1.3 million based on foreign exchange gains of $3.6 million in G&A and foreign exchange losses of $2.3 million relating to non-operating activities resulting from financing or investment transactions (i.e. forward contracts) classified as other income (expenses).

•	Net loss of $30.0 million compared to a loss of $11.2 million in 4Q04 and a gain of $27.5 million in 1Q04.

1.	Analysis of revenues

Sales analysis

By Application	1Q05	4Q04	3Q04	2Q04	1Q04
Computer	36.8%	26.8%	20.5%	22.5%	25.1%
Communications	44.5%	58.1%	57.2%	54.3%	56.0%
Consumer	13.6%	10.2%	17.1%	17.1%	12.7%
Others	5.1%	4.9%	5.2%	6.1%	6.2%

By Device	1Q05	4Q04	3Q04	2Q04	1Q04
Logic (including copper interconnect)	61.9%	75.1%	77.6%	73.5%	72.4%
DRAM(1)	33.0%	20.4%	17.5%	20.8%	21.6%
Other (mask making & probing, etc.)	5.1%	4.5%	4.9%	5.7%	6.0%

By Customer Type	1Q05	4Q04	3Q04	2Q04	1Q04
Fabless semiconductor companies	48.1%	50.2%	35.3%	36.1%	36.6%
Integrated device manufacturers (IDM)	49.6%	47.5%	56.3%	54.8%	54.0%
System companies and others	2.3%	2.3%	8.4%	9.1%	9.4%

By Geography	1Q05	4Q04	3Q04	2Q04	1Q04
North America	40.4%	34.9%	41.8%	44.0%	41.4%
Asia Pacific (ex. Japan)	26.9%	43.5%	31.5%	26.5%	27.2%
Japan	8.0%	8.8%	15.6%	16.2%	16.3%
Europe	24.7%	12.8%	11.1%	13.3%	15.1%

Wafer revenue analysis

By Technology (logic, DRAM & copper interconnect only)	1Q05	4Q04	3Q04	2Q04	1Q04
0.13µm	29.2%	13.8%	11.9%	9.9%	10.1%
0.15µm	12.5%	14.9%	13.2%	13.3%	15.7%
0.18µm	40.3%	33.6%	46.2%	48.6%	44.4%
0.25µm	4.6%	6.0%	6.4%	8.3%	8.3%
0.35µm	13.4%	31.7%	22.3%	19.9%	21.5%

By Logic Only(2)	1Q05	4Q04	3Q04	2Q04	1Q04
0.13µm	5.4%	2.4%	1.8%	0.9%	0.0%
0.15µm	2.2%	5.3%	4.6%	3.9%	4.4%
0.18µm	59.8%	38.2%	56.2%	63.0%	58.5%
0.25µm	7.1%	7.8%	6.1%	3.1%	5.0%
0.35µm	25.5%	46.3%	31.3%	29.1%	32.1%

Note:

(1)	Previously referred to as “Memory” however, all historical reported figures in this category have consisted of only DRAM devices
(2)	Excluding 0.13µm copper interconnects

•	Sales from the computer products segment grew faster than other applications in 1Q05 compared to 4Q04.

•	Percentage of sales from logic wafers, including copper interconnects, decreased to 61.9% of sales in 1Q05, as compared to 75.1% in 4Q04 and 72.4% in 1Q04.

•	Percentage of sales generated from North American and European customers in 1Q05 increased to 40.4% and 24.7%, respectively as compared to 34.9% and 12.8% in 4Q04, respectively.

•	Percentage of wafer revenues from 0.18µm and below technologies increased to 82.0% of sales in 1Q05, as compared with 62.3% in 4Q04 and 70.2% in 1Q04.

Capacity:

Fab/(Wafer Size)	1Q05(1)	4Q04(1)
Fab 1 (8”)	45,731	45,536
Fab 2 (8”)	40,000	35,870
Fab 4 (12”)	10,220	7,027
Fab 7 (8”)	16,221	14,182

Total monthly wafer fabrication capacity	112,172	102,615

Copper Interconnects:
Fab 3 (8”)	19,000	17,802

Total monthly copper interconnect capacity	19,000	17,802

Note:

(1)	Wafers per month at the end of the period in 8” equivalent wafers

•	As of the end of 1Q05, monthly capacity increased to 131,172 8-inch wafer equivalents.

Shipment and utilization:

8” equivalent wafers	1Q05	4Q04	3Q04	2Q04	1Q04
Wafer shipments including copper interconnects	284,912	303,796	263,808	201,534	174,325
Utilization rate(1)	85%	95%	99%	99%	99%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased to 284,912 units of 8-inch equivalent wafers in 1Q05 down 6.2% QoQ from 303,796 units of 8-inch equivalent wafers in 4Q04, and up 63.4% YoY from 174,325 8-inch equivalent wafers in 1Q04.

•	Utilization rate decreased to 85% in 1Q05.

Blended average selling price trend	Logic average selling price trend (excluding 0.13µm copper interconnects)
The blended ASP decreased to $829 in 1Q05 from $917 in 4Q04 and $1,008 in 1Q04, mainly due to DRAM pricing declines and industry softness.	The logic ASP (excluding 0.13µm copper interconnects) decreased to $967 in 1Q05 from $1,020 in 4Q04 and $1,081 in 1Q04, mainly due to industry softness and a tough pricing environment for foundries.

2.	Detailed financial analysis

Gross profit analysis

Amounts in US$ thousands, except percentages

	1Q05	4Q04	QoQ	1Q04	YoY
Cost of sales	240,277	232,725	3.2%	126,781	89.5%
Depreciation	145,307	130,839	11.1%	64,423	125.6%
Other manufacturing costs	94,970	101,886	-6.8%	62,358	52.3%

Gross profit	8,531	59,117	-85.6%	60,156	-85.8%

Gross margin	3.4%	20.3%		32.2%

•	Cost of sales increased to $240.3 million in 1Q05 from $232.7 million in 4Q04, primarily due to the increase in depreciation expenses and an inventory write-down as a result of declining estimated market value of approximately $8.9 million in 1Q05 compared to $3.8 million in 4Q04.

•	Gross profit decreased to $8.5 million in 1Q05, down 85.6% QoQ from $59.1 million in 4Q04 and down 85.8% YoY from $60.2 million in 1Q04.

•	Gross margins decreased to 3.4% in 1Q05 from 20.3% in 4Q04, primarily due to the decrease in wafer production, the increase in depreciation expenses, and a lower blended ASP, which was the result of DRAM pricing declines and industry softness.

Operating expense analysis

Amounts in US$ thousands, except percentages

	1Q05	4Q04	QoQ	1Q04	YoY
Total operating expenses	30,505	82,505	-63.0%	33,313	-8.4%
Research and development	17,933	27,407	-34.6%	16,540	8.4%
General and administrative	6,591	25,476	-74.1%	10,688	-38.3%
Selling and marketing	2,494	2,544	-2.0%	1,747	42.8%
Litigation settlement	0	23,153	-100.0%	0	—
Amortization of deferred stock compensation	3,487	3,925	-11.2%	4,338	-19.6%

•	Total operating expenses were $30.5 million in 1Q05, a decrease of 63.0% QoQ from $82.5 million in 4Q04.

•	R&D expenses decreased to $17.9 million in 1Q05, down 34.6% QoQ from $27.4 million in 4Q04, primarily due to non-recurring start up costs associated with Fab 4 (Beijing) being classified as research and development in 4Q04. Those R&D expenses have subsequently been classified in cost of sales upon commencement of Fab 4 commercial production in 1Q05.

•	G&A expenses decreased to $6.6 million in 1Q05, down 74.1% QoQ from $25.5 million in 4Q04, primarily due to foreign exchange gains of $3.6 million in 1Q05 compared to foreign exchange losses of $11.3 million in 4Q04 relating to operating activities, and decreases in legal fees and bad debt provision.

Other income (expenses)

Amounts in US$ thousands, except percentages

	1Q05	4Q04	QoQ	1Q04	YoY
Other income (expenses)	(8,012)	12,358	—	609	—
Interest income	1,928	3,264	-40.9%	1,484	30.0%
Interest expense	(7,688)	(4,581)	67.8%	(2,743)	180.2%
Other, net	(2,252)	13,675	—	1,868	—

Deemed dividends on preference shares	—	—	—	(18,839)	—

•	Other non-operating income (loss) decreased to a loss of $8.0 million in 1Q05 from gains of $12.4 million in 4Q04, primarily due to foreign exchange losses of $2.3 million in 1Q05 compared to gains of $13.3 million in 4Q04 relating to non-operating activities resulting from financing or investment transactions, and the increase in interest expenses of $3.1 million to $7.7 million in 1Q05 from $4.6 million in 4Q04.

3.	Liquidity

Amounts in US$ thousands, except ratios

	1Q05	4Q04
Cash and cash equivalents	438,802	607,173
Short term investments	10,349	20,364
Accounts receivable	180,878	169,188
Inventory	174,525	144,018
Others	8,565	14,675
Total current assets	813,119	955,418

Accounts payable	333,442	364,334
Current portion of long-term debt	228,625	191,986
Others	222,371	174,010
Total current liabilities	784,438	730,330

Cash Ratio	0.6x	0.8x
Quick Ratio	0.8x	1.1x
Current Ratio	1.0x	1.3x

•	Cash and cash equivalents decreased to $438.8 million from $607.2 million, primarily due to capital expenditure purchases.

Receivable/Inventory days outstanding trends

Capital Structure

Amounts in US$ thousands, except percentages

	1Q05	4Q04
Cash and cash equivalents	438,802	607,173
Short-term investment	10,349	20,364

Current portion of promissory note	4,833	—
Promissory note	129,310	—

Short-term borrowings	133,499	91,000
Current portion of long-term debt	228,625	191,986
Long-term debt	411,824	544,462
Total debt	773,948	827,448

Net cash	(458,940)	(199,911)

Shareholders’ equity	3,086,256	3,109,484

Total debt to equity ratio	25.1%	26.6%

•	Total debt decreased to $773.9 million in 1Q05 compared with $827.4 million in 4Q04, primarily due to the repayment on the long-term debt.

•	Total debt-to-equity ratio decreased to 25.1% in 1Q05 from 26.6% in 4Q04.

4.	Cashflow & Capex

Amounts in US$ thousands

	1Q05	4Q04
Net loss	(29,995)	(11,216)
Depreciation & amortization	166,243	148,271
Amortization of acquired intangible assets	9,869	4,092
Purchases of plant and equipment	(248,495)	(643,069)

Net change in cash	(168,371)	(342,992)

Capex plans

•	Capital expenditures for 1Q05 were $343 million, which includes the acquisition of intangible assets.

•	Planned capital expenditures for 2005 are approximately $1 billion and will be adjusted based on market conditions.

5.	2Q05 guidance

•	Wafer shipments expected to increase by approximately 16-18%.

•	Utilization expected to increase to approximately 86-87%.

•	Blended ASP QoQ expected to decrease by a low single digit percentage point.

•	Percentage of sales from logic wafers including copper interconnects expected to decrease by approximately 5%.

•	Gross margins expected to decrease slightly.

•	Operating expense as a percentage of sales expected to be in the mid teens.

•	Non-operating interest expenses expected to increase to approximately $10 million, primarily due to additional long-term debt facilities.

•	Capital expenditures of approximately $230-250 million.

•	Depreciation and amortization of approximately $190-200 million.

•	Deferred compensation charge of approximately $7 million, of which $4 million will be charged to operating expenses and $3 million in cost of sales.

6.	Recent announcements

•	SMIC and Dolphin Integration Partner to Offer Microprocessor Core for 0.35 micron EEPROM Process 2005-04-26

•	SMIC and ISSI-Shanghai Have Jointly Developed a High Reliability EEPROM Technology for Automotive Electronics Market 2005-04-08

•	SMIC issues Notice of Annual General Meeting 2005-04-06

•	SMIC announces clarification of newspaper reports 2005-04-04

•	SMIC announces Proposed Continuing Connected Transactions 2005-04-04

•	SMIC reports Fourth Quarter Results 2005-03-29

•	SMIC report announcement of 2004 Annual Results 2005-03-29

•	Chief Financial Officer and Qualified Accountant 2005-03-29

•	SMIC achieves TL9000 Quality Management certification 2005-03-21

•	SMIC and C*Core Sign Cooperation Agreement 2005-03-17

•	SMIC Featured in SEMICON China 2005 2005-03-15

•	Postponement of meeting of Board of Directors 2005-03-15

•	SMIC Expands Its One-Stop Offerings Through Wafer Bumping Services 2005-03-04

•	Unusual movement of trading volume 2005-03-02

•	QQ Technology and SMIC-BJ Sign an MOU of Partnership 2005-02-28

•	SMIC reports revenue results for the three months ended December 31, 2004 2005-01-31

•	SMIC Settles Litigation with Taiwan Semiconductor Manufacturing Corporation 2005-01-31

Please visit SMIC’s website http://www.smics.com for further details regarding the above announcements.

SMIC FINANCIALS

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	March 31, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	438,801,533	607,172,570
Short term investments	10,349,390	20,364,184
Accounts receivable, net of allowances of $342,768 and $1,105,165 respectively	180,877,544	169,188,287
Inventories	174,525,252	144,017,852
Prepaid expense and other current assets	6,732,846	12,842,994
Assets held for sale	1,831,972	1,831,972

Total current assets	813,118,537	955,417,859

Land use rights, net	38,976,538	39,197,774
Plant and equipment, net	3,354,240,115	3,311,924,599
Acquired intangible assets, net	202,682,671	77,735,299
Long-term investment	2,810,309	—

TOTAL ASSETS	4,411,828,170	4,384,275,531

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	333,442,304	364,333,613
Accrued expenses and other current liabilities	84,038,636	82,857,551
Short-term borrowings	133,498,761	91,000,000
Current portion of promissory note	4,833,421	—
Current portion of long-term debt	228,625,170	191,986,372
Income tax payable	—	152,000

Total current liabilities	784,438,292	730,329,536

Long-term liabilities:
Promissory note	129,309,552	—
Long-term debt	411,824,480	544,462,074

Total long-term liabilities	541,134,032	544,462,074

Total liabilities	1,325,572,324	1,274,791,610

Commitments Stockholders’ equity:
Ordinary shares’ A$0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,233,297,823 and 18,232,179,139 respectively	7,293,320	7,292,872
Warrants	32,387	32,387
Additional paid-in capital	3,289,197,990	3,289,724,885
Notes receivable from stockholders	(339,157)	(391,375)
Accumulated other comprehensive income	245,959	387,776
Deferred stock compensation	(43,794,707)	(51,177,675)
Accumulated deficit	(166,379,946)	(136,384,949)

Total stockholders’ equity	3,086,255,846	3,109,483,921

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,411,828,170	4,384,275,531

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	March 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Sales	248,808,088	291,841,924
Cost of sales	237,103,387	229,573,732
Cost of sales – Amortization of deferred stock compensation	3,173,661	3,151,575

Gross profit	8,531,040	59,116,617

Operating expenses:
Research and development	17,933,336	27,406,568
General and administrative	6,591,065	25,476,267
Selling and marketing	2,493,753	2,543,654
Litigation settlement	—	23,153,105
Amortization of deferred stock compensation*	3,486,827	3,925,186

Total operating expense	30,504,981	82,504,780

Loss from operations	(21,973,941)	(23,388,163)

Other income (expenses):
Interest income	1,928,135	3,263,727
Interest expense	(7,688,304)	(4,580,725)
Others, net	(2,252,173)	13,675,198

Total other income (expenses), net	(8,012,342)	12,358,200

Net loss before income taxes	(29,986,283)	(11,029,963)

Income tax	8,714	186,044

Net loss	(29,994,997)	(11,216,007)

Deemed dividends on preference shares	—	—

Loss attributable to holders of ordinary shares	(29,994,997)	(11,216,007)

Loss per share, basic	(0.0017)	(0.0006)

Loss per ADS, basic(1)	(0.0831)	(0.0311)

Loss per share, diluted	(0.0017)	(0.0006)

Loss per ADS, diluted(1)	(0.0831)	(0.0311)

Shares used in calculating basic income per share (in millions)	18,054	18,006

Shares used in calculating diluted income per share (in millions)	18,054	18,006
* Amortization of deferred stock compensation related to:

Research and development	1,309,708	1,175,503
General and administrative	1,573,391	2,289,305
Selling and marketing	603,728	460,378
Total	3,486,827	3,925,186

(1)	1 ADS equals 50 ordinary shares.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	March 31, 2005	December 31, 2004
	(unaudited)	(unaudited)
Operating activities:

Loss attributable to holders of ordinary shares	(29,994,997)	(11,216,007)
Deemed dividends on preference shares	—	—

Net loss	(29,994,997)	(11,216,007)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain (loss) on disposal of plant and equipment	(3,434)	(69,916)
(Reversal of) Bad debt expense	(762,397)	683,484
Depreciation and amortization	166,242,887	148,271,100
Amortization of acquired intangible assets	9,868,813	4,091,723
Amortization of deferred stock compensation	6,660,488	7,076,761
Non-cash interest expense on promissory notes	1,173,682	—
Loss on long-term investment	69,691	—
Changes in operating assets and liabilities:
Accounts receivable	(10,926,860)	17,363,354
Inventories	(30,507,400)	(9,260,846)
Prepaid expense and other current assets	5,873,806	(5,852,079)
Accounts payable	8,296,980	5,602,323
Income tax payable	(152,000)	152,000
Accrued expenses and other current liabilities	13,982,097	1,312,002

Net cash provided by operating activities	139,821,356	158,153,899

Investing activities:

Purchases of plant and equipment	(248,495,009)	(643,069,258)
Purchases of acquired intangible assets	(2,400,500)	(3,967,841)
Proceeds paid for long-term investment	(2,880,000)	—
Sale of short-term investments	9,932,932	69,933,387
Proceeds received for assets held for sale	1,878,435	3,158,817
Proceeds from disposal of plant and equipment	1,089	868,000

Net cash used in investing activities	(241,963,053)	(573,076,895)

Financing activities:

Proceeds from short-term borrowings	92,498,781	71,010,793
Proceeds from long-term debt	28,475,559	—
Repayment of promissory notes	(25,000,000)	—
Repayment of long-term debt	(124,474,375)	—
Repayment of short-term debt	(50,000,000)	—
Proceeds from exercise of employee stock options	196,032	297,743
Collection of notes receivables from employees	52,218	485,536
Proceeds from government subsidy	12,082,400	—

Net cash provided by financing activities	(66,169,385)	71,794,072

Effect of foreign exchange rate changes	(59,955)	136,585

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(168,371,037)	(342,992,339)

CASH AND CASH EQUIVALENTS, beginning of period	607,172,570	950,164,909

CASH AND CASH EQUIVALENTS, end of period	438,801,533	607,172,570

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Shanghai, PRC

April 29, 2005

*	for identification only.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL

CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

QUALIFIED ACCOUNTANT WAIVER

Semiconductor Manufacturing International Corporation (the “Company”) announces that The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) has agreed to grant a three-year conditional waiver (the “Waiver”) to the Company from the strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) commencing from 15 April, 2005. The Waiver will cease on 14 April, 2008 or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

The Company refers to its announcement made in relation to the Company’s Chief Financial Officer, Chief Accounting Officer and Qualified Accountant on 29 March, 2005.

Under Rule 3.24 of the Listing Rules, the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

The Company had applied and the Stock Exchange has granted the Waiver from strict compliance with Rule 3.24 of the Listing Rules commencing from 15 April, 2005. The Waiver will cease either on 14 April 2008, being 3 years from the date of the Waiver or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

The Waiver is subject to the following conditions:

1.	Ms. Morning Wu (“Ms. Wu”), being a member of the senior management of the Company, is able to meet all the requirements set out in Rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognised by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2.	the Company has in place arrangement(s) providing Ms. Wu with access to the assistance of Ms. Wong Yu Pok, Marina, who shall continue to be a fellow of the HKICPA and the Association of Chartered Certified Accountants, to provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.

If the Company fails to fulfill any of the Waiver conditions, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Shanghai, PRC

April 29, 2005

*	for identification only

Exhibit 99.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC and UTAC to Establish Semiconductor Assembly and

Testing Facility in China

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) today announced that it has entered into joint venture arrangements with United Test and Assembly Center Ltd (“UTAC”) relating to the provision of assembly and testing services in Chengdu China.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company and UTAC made the joint press release, reproduced below, on May 3, 2005.

Set out below is a copy of the joint press release made by SMIC and UTAC on May 3, 2005.

SMIC and UTAC to Establish Semiconductor Assembly and Testing Facility in China Shanghai, China and Singapore, May 3, 2005 - Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 0981) and United Test and Assembly Center Ltd (“UTAC” - SGX: UTAC) today announced that they have entered into joint venture arrangements relating to the provision of assembly and testing services in Chengdu China, and will focus on memory and logic.

SMIC will invest US$51 million through cash and own 51% of the joint venture company (“JV”) and UTAC will invest US$30 million through a combination of cash and other considerations including intellectual properties for a 30%-stake. Financial investors and employees will hold the remaining 19% of the JV. Furthermore, UTAC and other investors (except SMIC and employees) will be given a right to require the JV to buyback its shares under certain restricted circumstances from the beginning of 2009 subject to any applicable laws and regulations. None of UTAC, the financial investors and employees are “connected persons” (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of SMIC.

The assembly and testing facility (“Chengdu Facility”) is located in an approximately 40,668 square meter plot of land in Chengdu’s Special Export Manufacturing Zone. Construction is now underway and when completed, the Chengdu Facility will have a total built-up area of approximately 11,000 square meter. Mass production is expected to commence in the fourth quarter of 2005. The total investment for the Chengdu Facility will be US$175 million for the first phase of this project.

As the top semiconductor company in China and one of the leading semiconductor foundries in the world, SMIC will leverage on its market position, experience and excellent connections to accelerate the development of the JV. As one of the leading semiconductor assembly and test companies worldwide, UTAC will contribute its expertise to maximize the growth of the JV.

The Chengdu Facility will serve as an additional assembly and testing service provider to SMIC. The establishment of the Chengdu Facility will allow UTAC, which has an existing facility in Shanghai focusing on mixed signal and advanced memory chips, and the JV to offer a comprehensive suite of test and assembly services catering to the broad spectrum of semiconductor activities in China, which is emerging as a major world leader in the chip sector.

The JV will initially focus on SMIC’s existing customers, thus enhancing a ready flow of business immediately upon the completion of the facility.

Dr. Richard R. Chang, Chairman of SMIC, said, “We are pleased to find a solid partner in UTAC which has been a strategic supplier to SMIC shortly after they first set-up their Shanghai facility. UTAC established their technical and services credentials very quickly and is an ideal partner for us.”

Mr Lee Joon Chung, President and CEO of UTAC, said: “We are excited with this development. Having been working with SMIC for over a year, we have seen first hand the strength and the determination of the company to make a success of its endeavours. SMIC has been a key customer to UTAC and this JV takes the relationship to another level.”

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board

Semiconductor Manufacturing International Corporation

Richard R. Chang

President

Shanghai, PRC

May 3, 2005